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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                          INTERNET COMMERCE CORPORATION
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   46059F 10 9
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No. 46059F 10 9                  13G                     Page 2 of 5 Pages
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     BLUE WATER VENTURE FUND II, LLC
     34-6565596
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) [ ]
                                                                         (b) [X]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
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               5.  SOLE VOTING POWER

                   1,414,198*
               -----------------------------------------------------------------
  NUMBER OF    6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          1,414,198*
    WITH:      -----------------------------------------------------------------
               8.  SHARED DISPOSITIVE POWER

                   0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,414,198*
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
     Instructions)
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (see Instructions)

     OO
--------------------------------------------------------------------------------

* Includes 208,390 shares of Class A Common Stock issuable upon the exercise of warrants and 192,307 shares of Class A Common Stock issuable upon conversion of 250 shares of Series D Preferred Stock. Does not include 55,000 shares of Class A Class A Common Stock issuable upon the exercise of options held by Kim D. Cooke, a managing director of Blue Water Capital II, L.L.C., the managing member of the reporting person, as to which shares the reporting person disclaims beneficial ownership.

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CUSIP No. 46059F 10 9                  13G                     Page 3 of 5 Pages
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Item 1(a). Name of Issuer:
           INTERNET COMMERCE CORPORATION

Item 1(b). Address of Issuer's Principal Executive Offices:

           6025 THE CORNERS PARKWAY, SUITE 100
           NORCROSS, GA 30092

Item 2(a). Name of Person Filing:

           BLUE WATER VENTURE FUND II, LLC

Item 2(b). Address of Principal Business Office or Residence:

           1420 BEVERLY ROAD, SUITE 300
           MCLEAN, VA 22101

Item 2(c). Citizenship:

           DELAWARE

Item 2(d). Title of Class of Securities:

           SERIES A COMMON STOCK

Item 2(e). CUSIP Number:

           46059F 109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

     (e)  [ ] An investment adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act of 1940;

     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

              NOT APPLICABLE.

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CUSIP No. 46059F 10 9                  13G                     Page 4 of 5 Pages
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Item 4. Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

          (A)  AMOUNT BENEFICIALLY OWNED: 1,414,198*

          (B)  PERCENT OF CLASS: 7.1%

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 1,41,4,198*

               (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 0

               (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                    1,414,198*

               (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0

* Includes 208,390 shares of Class A Common Stock issuable upon the exercise of warrants and 192,307 shares of Class A Common Stock issuable upon conversion of 250 shares of Series D Preferred Stock. Does not include 55,000 shares of Class A Class A Common Stock issuable upon the exercise of options held by Kim D. Cooke, a managing director of Blue Water Capital II, L.L.C., the managing member of the reporting person, as to which shares the reporting person disclaims beneficial ownership.

     Instruction. For computations regarding securities that represent a right to acquire an underlying security, see Section 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Instruction. Dissolution of a group requires a response to this item.

          NOT APPLICABLE.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

          NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company.

          If a parent holding company has filed this schedule, pursuant to
Section 240.13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant

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CUSIP No. 46059F 10 9                  13G                     Page 5 of 5 Pages
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subsidiary. If a parent holding company has filed this schedule pursuant to
Section 240.13d-1(c) or(d), attach an exhibit stating the identification of the relevant subsidiary.

          NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group.

          If a group has filed this schedule pursuant to Section
240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or (d), attach an exhibit stating the identification of each member of the group.

          NOT APPLICABLE.

Item 9. Notice of Dissolution of Group.

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          NOT APPLICABLE.

Item 10. Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2006
                                        Date


                                        /s/ Kim D. Cooke
                                        ----------------------------------------
                                        Signature

                                        Kim D. Cooke, Managing Director of Blue
                                        Water Capital II, LLC
                                        the Managing Member of Blue Water
                                        Venture Fund II, LLC
                                        Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties for whom copies are to be sent.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).